

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2013

Via E-mail
Ms. Patricia M. Bedient
Chief Financial Officer
Weyerhaeuser Company
Federal Way, WA 98063-9777

> **Re: Weyerhaeuser Company**
> **Form 10-K**
> **Filed February 19, 2013**
> **File No. 001-04825**

Dear Ms. Bedient:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Consolidated Balance Sheet, page 52

1. We note that you separately present the assets and liabilities held by variable interest entities on your balance sheet. In future filings, please recast your balance sheet to present the consolidated totals for each line item required by Rule 5-02 of Regulation S-X. Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included in the preceding balance sheet.

2. We also note that you separately present the assets and liabilities of each segment on your balance sheet. Please recast your balance sheet in future filings to aggregate the assets and liabilities of each segment within its respective line item in accordance with Rule 5-02 of Regulation S-X.

<u>Notes to Consolidated Financial Statements, page 57</u>

<u>Note 5: Inventories, page 65</u>

3.   Please clearly distinguish which portions of your inventory are accounted for under the LIFO method and which portions are accounted for under the FIFO method, and explain the reasons why you have chosen each particular methodology for the respective products.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief